UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 000-5513

POET TECHNOLOGIES INC.
(Translation of registrant's name into English)

121 Richmond Street West, Suite 501
Toronto, Ontario, M5H 2K1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT LIST

Exhibit No.	Description

99.1	News Release dated February 16, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POET TECHNOLOGIES INC.
(Registrant)

Date: February 16, 2016	/s/ MICHEL J. LAFRANCE
Michel J. Lafrance
Secretary